FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Letter to the National Securities Commission of Argentina, dated February 26, 2009, regarding the preliminary non-consolidated results of YPF S.A. for the fiscal year 2008

TRANSLATION

City of Buenos Aires, February 26, 2009

Messrs.

National Securities Commission of Argentina

Ref.: Preliminary Results as of December 31, 2008

Dear Sirs,

This letter is to inform you of the preliminary non-consolidated results of YPF S.A. for the fiscal year 2008 to be considered by the Board of Directors in its next meeting to be held on March 4, 2009, the revision of which by the External Auditor is still pending.

Million pesos
(Prevailing exchange rate Ps. 3.45 = US$ 1)
Sales	32,136
Operating Income	5,830
Net income for the fiscal year	3,640

Additionally, it is important to mention that once the Board of Directors approves the Financial Statements, we will file them with additional information which describes the evolution of the company’s activity.

However, it is important to mention that during the year 2008:

•	Investments in Fixed Assets amounted to Ps. 6,810 million, exceeding by 17% those for 2007.

•	Taxes, contributions and royalties payable to the National Government and the Provinces amounted to Ps. 17,276 million, exceeding by 38% the payments made in 2007.

Yours sincerely,

YPF S.A.

IGNACIO C. MORAN Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 27, 2009	By:	/s/ Ignacio C. Moran
	Name:	Ignacio C. Moran
	Title:	Chief Financial Officer